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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

WESTIN HOTELS LIMITED PARTNERSHIP

(Name of Issuer)

UNITS OF LIMITED PARTNERSHIP INTEREST

(Title of Class of Securities)

960 377 109

(CUSIP Number)

Kenneth S. Siegel, Esq.
Executive Vice President, General Counsel and Secretary
Starwood Hotels & Resorts Worldwide, Inc.
1111 Westchester Avenue
White Plains, NY 10604
(914) 640-8100

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 18, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-03)

CUSIP No. 960 377 109	13D	Page 2 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). WHLP Acquisition LLC 52-1193298

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) ☐

     (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

	7.	Sole Voting Power
Number of		0

Shares	8.	Shared Voting Power

Beneficially		33,838

Owned by Each	9.	Sole Dispositive Power

Reporting		0

Person	10.	Shared Dispositive Power

With		33,838

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,838

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.95%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 960 377 109	13D	Page 3 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Starwood Hotels & Resorts Worldwide, Inc. 52-1193298

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  ☐

     (b)  ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland

	7.	Sole Voting Power
Number of		0

Shares	8.	Shared Voting Power

Beneficially		33,838

Owned by Each	9.	Sole Dispositive Power

Reporting		0

Person	10.	Shared Dispositive Power

With		33,838

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,838

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.95%

14.	Type of Reporting Person (See Instructions) CO

     This Amendment No. 1 (this “Amendment”) relates to the Statement on Schedule 13D, dated February 20, 2004 (as so amended, the “Statement”), filed with the Securities and Exchange Commission (the “SEC”) on behalf of WHLP Acquisition LLC, a Delaware limited liability company (“WHLP Acquisition”), and Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation (“Starwood” and, together with WHLP Acquisition, the “Reporting Persons”), with respect to the units of limited partnership interest (“Units”) of Westin Hotels Limited Partnership, a Delaware limited partnership (the “Issuer”). The principal executive office of the Issuer is 1111 Westchester Avenue, White Plains, NY 10604.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of the Statement is hereby amended and restated as follows:

     The total amount of funds required by the Reporting Persons to purchase 33,838 Units was $24,870,930, less an amount equal to the distributions made by the Issuer on the purchased Units after January 1, 2004 until the date on which the Reporting Persons purchased the Units tendered pursuant to the Offer to Purchase and Solicitation Statement, dated November 4, 2003, as amended. All of such funds were paid from Starwood’s cash on hand.

     The information set forth in Item 4 of this Statement is hereby incorporated herein by reference.

Item 4. Purpose of Transaction.

     Item 4 of the Statement is hereby amended and restated as follows:

     Contemporaneously with the execution of the Purchase and Sale Agreement, dated as of October 18, 2004 (the “Purchase and Sale Agreement”), between JER Partners Acquisitions III, LLC (“JER Partners”) and The Westin Chicago Limited Partnership, a Delaware limited Partnership (the “Hotel Partnership”), JER Partners and the Reporting Persons entered into a Voting Agreement, dated as of October 18, 2004 (the “Voting Agreement”). A copy of the Voting Agreement is incorporated by reference as Exhibit D hereto. The description of the Voting Agreement in this Item 4 is qualified in its entirety by reference to such Exhibit.

     Pursuant to the Voting Agreement, the Reporting Persons have agreed that they will:

•	respond to the Issuer’s consent solicitation statement soliciting the consents of the limited partners of the Issuer to the proposed sale (the “Transaction”) of The Westin Michigan Avenue Chicago in Chicago, Illinois (the “Michigan Avenue”) to JER Partners within two business days of receipt thereof and in accordance with the instructions contained therein;

•	grant their consent to the Purchase and Sale Agreement, any other matters necessary or advisable for the consummation of the Transaction;

•	take any other actions or deliver any other documents or instruments as may be necessary or required, including attending by person or proxy any meeting of the limited partners of the Issuer, in order to consent to the Purchase and Sale Agreement and any other matters necessary or advisable for the consummation of the Transaction; and

•	withhold consent to (1) any proposal for any recapitalization, reorganization, liquidation, merger, sale of the Hotel Partnership, the Issuer, the general partner of the Issuer (the “General Partner”) or any of their assets, including the Michigan Avenue, or other business combination or arrangement (other than the Transaction); and (2) any other action that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Transaction, any transaction contemplated by the Voting Agreement or result in a breach in any material respect of any covenant, representation or warranty or other obligation or agreement of the Hotel Partnership or the Issuer under the Purchase and Sale Agreement.

     JER Partners has agreed that it will not, during the period beginning with the issuance of a “stop look and listen” communication pursuant to the Purchase and Sale Agreement and Rule 14d-9(f) of the Securites Exchange Act of 1934, as amended, and ending on the date the General Partner discloses its position with respect to the applicable tender offer, utilize the consent granted pursuant to the Voting Agreement to cause the grant of consent to the Transaction by the limited partners holding a majoriy of the Units to be received. Notwithstanding the foregoing, this restriction will not effect any of the other rights or obligations of either party under the Voting Agreement.

     In addition, the Reporting Persons have each agreed that neither they, nor any of their representatives, subsidiaries or affiliates, will solicit (including by way of furnishing information) any inquiries or the making of any proposal by an person or entity (other than JER Partners or its affiliates) which constitutes, or could reasonably be expected to lead to, an “acquisition proposal.” Notwithstanding the foregoing, this restriction will not limit or restrict Starwood’s ability to take certain actions or exercise certain rights with respect to the Hotel Partnership and the General Partner pursuant to certain provisions of the Purchase and Sale Agreement, subject in each case to the restrictions, limitations and obligations contained in the Purchase and Sale Agreement. An “acquisition proposal” is any offer for the sale (or a refinancing with equity participation) of the Michigan Avenue or any portion thereof, the lease of all or substantially all of the Michigan Avenue, or the sale of more than 33% of the outstanding equity interests in the Issuer.

     Furthermore, the Reporting Persons have agreed not to:

•	sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, any Units owned by them as of the date of the Purchase and Sale Agreement or acquired by either of them after that date (“Covered Units”);

•	grant any proxies or powers of attorney, deposit any Covered Units into a voting trust or enter into a voting agreement with respect to any Covered Units; or

•	knowingly take any action that would make any representation or warranty of either of the Reporting Persons contained in the Voting Agreement untrue or incorrect or have the effect of preventing or disabling either of the Reporting Persons from performing its obligations under the Voting Agreement.

     The Voting Agreement will terminate upon the earliest of (1) the termination of the Purchase and Sale Agreement; and (2) written notice of termination of the Voting Agreement by JER Partners to the Reporting Persons.

     The Purchase and Sale Agreement is filed with the SEC as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K dated October 18, 2004.

     Except as set forth above, neither of the Reporting Persons has any plans or proposals which relate to or would result in the types of transactions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interests in Securities of the Issuer

     Item 5(a) of the Statement is hereby amended and restated as follows:

     (a) As of the date hereof, the Reporting Persons beneficially own an aggregate of 33,838 Units, or approximately 24.95% of the total issued and outstanding Units of the Issuer.

     Item 5(b) of the Statement is hereby amended and restated as follows:

     (b) By virtue of their parent-subsidiary relationship, each of the Reporting Persons may be deemed to have shared voting and dispositive power over the shares owned by the other. Each of the Reporting Persons has: (i) sole power to vote or to direct the vote of 0 Units; (ii) shared power to vote or direct the vote of 33,838 Units; (iii) sole power to dispose or to direct the disposition of 0 Units; and (iv) shared power to dispose or direct the disposition of 33,838 Units. As described in Item 4, the Reporting Persons have agreed to vote in favor of granting their consent to the Purchase and Sale Agreement and against any competing acquisition proposals or other agreements that would impede or prevent the sale of the Michigan Avenue to JER Partners. The information contained in Item 5(a) is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Statement is hereby amended and restated as follows:

     Except for the Voting Agreement described above in response to Item 4 of this Statement, which is hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended to add the following Exhibits:

Exhibit C	Schedule 13D Joint Filing Agreement, dated October 20, 2004 by and between WHLP Acquisition LLC and Starwood Hotels & Resorts Worldwide, Inc.

Exhibit D	Voting Agreement, dated as of October 18, 2004, by and among WHLP Acquisition, LLC, Starwood Hotels & Resorts Worldwide, Inc. and JER Partners Acquisitions III, LLC

SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: October 20, 2004	WHLP Acquisition, LLC
	By:	/s/ Kenneth S. Siegel
		Name:	Kenneth S. Siegel
Its: Vice President and Secretary

Starwood Hotels & Resorts Worldwide, Inc.
By:	/s/ Kenneth S. Siegel
	Name:	Kenneth S. Siegel
Its: Executive Vice President, General Counsel and Secretary